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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                  EGGHEAD, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    282330109
                                 (CUSIP Number)


    William D. Savoy                         Lucas D. Schenck
    Vulcan Ventures Incorporated             Foster Pepper & Shefelman PLLC
    505 Union Station                        1111 Third Avenue, Suite 3400
    505 Fifth Avenue, Suite 900              Seattle, WA  98101
    Seattle, WA  98104                       (206) 447-4400
    (206) 342-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 8 pages

-------------------------------------------------------------------------------
CUSIP NO. 282330109             13D                           Page 2 of 8 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                    ----- -----------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY OWNED
      BY                    -0- shares
EACH REPORTING
PERSON WITH
                    ----- -----------------------------------------------------
                     8    SHARED VOTING POWER

                           -0- shares
                    ----- -----------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                           -0- shares
                    ----- -----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            -0- shares
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0- shares
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         -0-%

-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 pages

-------------------------------------------------------------------------------
CUSIP NO. 282330109                   13D                    Page 3 of 8 Pages

-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- ----------------------------------------------------------------------
                    ----- -----------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY OWNED
      BY                    -0- shares
EACH REPORTING
PERSON WITH
                    ----- -----------------------------------------------------
                     8    SHARED VOTING POWER

                           -0- shares
                    ----- -----------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                           -0- shares
                    ----- -----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            -0- shares
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         -0-%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 pages

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Egghead, Inc., a Washington corporation. The Issuer's Principal Executive offices are located at: East 22705 Mission, Liberty Lake, Washington 99019.

Item 2.  Identity and Background.

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S.
citizens. Their names, business addresses and principal occupations are as follows:

         Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

         William D. Savoy, Vulcan Northwest Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

         N/A

Item 4:  Purpose of Transaction.

         The purpose of this filing is to report that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

                               Page 4 of 8 pages

Item 5.  Interest in Securities of the Issuer.

         N/A

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

         Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description

             99.1                   Joint Filing Statement.

                               Page 5 of 8 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 12, 2001

                          VULCAN VENTURES INCORPORATED



                           By:  /s/ William D. Savoy
                                -----------------------------------------------
                                William D. Savoy, Vice President


                                 *
                                -----------------------------------------------
                                Paul G. Allen

                          *By: /s/ William D. Savoy
                               ------------------------------------------------
                               William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

         Exhibit           Description


             99.1          Joint Filing Statement.

                                  Exhibit 99.1

                             Joint Filing Statement


         We, the signatories of the Statement on Schedule 13D/A to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated: February 12, 2001.


                          VULCAN VENTURES INCORPORATED



                           By:  /s/ William D. Savoy
                                -----------------------------------------------
                                William D. Savoy, Vice President


                                 *
                                -----------------------------------------------
                                Paul G. Allen

                          *By: /s/ William D. Savoy
                               ------------------------------------------------
                               William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.